

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2020

Suzanne Cope
Chief Executive Officer
Deseo Swimwear Inc.
2120 K Street – Unit 2
San Diego, California 92102

> **Re: Deseo Swimwear Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 26, 2020**
> **File No. 333-249308**

Dear Ms. Cope:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your response to comment two. Please revise the cover page and plan of distribution to state that the share price is fixed for the duration of the offering. Please add a risk factor that highlights the consequences of your shell company status.

You may contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing